EXHIBIT 99.1

INNATE AND SOBI ANNOUNCE PARTNERSHIP IS NOW EFFECTIVE FOLLOWING COMPLETION OF CLOSING CONDITIONS

Marseille, France, September 16, 2026

•The partnership between Sobi and Innate is now effective, following expiration of the anti-trust waiting periods and completion of other conditions

•Transaction closing triggers the USD 75 million upfront payment and marks the initiation of the TELLOMAK-3 confirmatory Phase 3 study, with first patient expected in Q1 2027

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced that the previously announced strategic partnership with Sobi is now effective following the expiration of applicable antitrust waiting periods and completion of other conditions.

As announced on August 10, 2026, Innate Pharma entered a strategic partnership with Sobi to license lacutamab in T-cell lymphoma. Transaction closing triggers the USD 75 million upfront payment and marks the initiation of the TELLOMAK-3 confirmatory Phase 3 study, with first patient expected in Q1 2027.

Under the agreement, Innate is conducting the TELLOMAK-3 Phase 3 confirmatory trial in cutaneous T-cell lymphoma. The TELLOMAK-3 study will subsequently support applications for full approvals in key jurisdictions in Sézary syndrome and mycosis fungoides, the most common subtype. Sobi will receive exclusive global rights to commercialize lacutamab upon potential accelerated approval and will be eligible to assume full global development rights following positive Phase 3 results.

About Innate Pharma
Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Leveraging its expertise in antibody-engineering and innovative target identification, Innate Pharma is developing innovative and differentiated next-generation antibody therapeutics.
Innate Pharma is advancing a portfolio of differentiated potential first- and/or best-in-class assets, focused on areas of high unmet medical need. Its proprietary pipeline is centered on antibody-drug conjugates (ADCs), led by IPH4502, a differentiated Nectin-4 ADC in clinical development for solid tumors, and supported by a preclinical portfolio of next-generation ADC candidates. In parallel, Innate is advancing two partnered late-stage assets: lacutamab, developed with Sobi for T-cell lymphomas, and monalizumab, developed with AstraZeneca for non-small cell lung cancer (NSCLC).
Innate Pharma has established collaborations with leading biopharmaceutical companies, including Sobi, Sanofi and AstraZeneca, as well as renowned academic and research institutions, to advance innovation in immuno-oncology.
Headquartered in Marseille, France, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.
Learn more about Innate Pharma at www.innate-pharma.com and follow us on LinkedIn and X.

Information about Innate Pharma shares
ISIN code: FR0010331421
Ticker code: Euronext Paris: IPH | Nasdaq: IPHA

LEI: 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors
For a discussion of risks and uncertainties, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this press release.
This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

Contacts
Stéphanie Cornen
VP, Investor Relations & Corporate Communications
stephanie.cornen@innate-pharma.fr

Investor Relations
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